April 17, 2006

United States Securities & Exchange Commission

Mr. Mark Wojciechowski

Staff Accountant

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alico, Inc.
Form 10-K, filed 11-23-2005
Form 10-Q, filed 01-17-2006
File No. 000-00261

Dear Mr. Wojciechowski:

We have carefully reviewed your comment letter dated March 20, 2006. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Additionally, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Our responses are included in this letter and follow the same sequence as your comments. For your convenience, we have restated the SEC comments below and follow each comment with our response.

Form 10-K for the Fiscal Year Ended August 31, 2005

Management’s Discussion and Analysis, page 14

Disclosure of Contractual Obligations, page 30

1.	SEC Comment: Your table of contractual obligations excludes the other non-current liability of $16,954,000. Revise your table to include the other non-current liability, or include disclosure of why it is not considered a contractual obligation. See Item 303 of Regulation S-K for further guidance.

Response:

Per Item 303 of Regulation SK, the table of contractual obligations is supposed to set forth known “Contractual Obligations,” deemed to include “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP”(5). The other non-current liability of $16.94 million relates to a loss contingency accrued under FAS 5 guidelines. As such, the liability is not a “known contractual obligation” but rather Management’s best estimation of the outcome of the IRS audits, as described more specifically in Note 8 of the Company’s consolidated financial statements. Stated differently, the ultimate outcome of the matter is not known.

However, because the Company recognizes the accrual as an “Other Long-Term Liability” reflected in its balance sheet as of August 31, 2005, we would agree to amend the Form 10-K as filed to include the following table if the Commission so rules:

	Total	Less than one year	1 - 3 years	3 - 5 years	5 + years
Long-term debt	51,348	3,309	40,957	2,585	4,497
Tax contingency	16,954	—	16,954	—	—

Pension plans	4,808	432	688	688	3,000
Commissions	2,834	709	2,125	—	—
Donations	1,547	776	771	—	—
Insurance claims	1,404	1,404	—	—	—
Purchase obligations	50	50	—	—	—

Total	78,945	6,680	61,495	3,273	7,497

Financial Statements and Supplementary Data, page 34

Consolidated Statements of Operations, page 38

2.	SEC Comment: We note that you present profit on the sale of real estate as a component of other income; and that for the years ended August 31, 2005, 2004, and 2003, profit on sale of real estate accounted for 59%, 73% and 79% of income before income tax respectively. Given the significance of these transactions to your income, please explain to us why these activities are not considered part of operations, and why real estate sales is not considered an operating segment that would require separate reporting under FAS 131.

Response:

In accordance with FAS 131, an operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues. For example, start-up operations may be operating segments before earning revenues. [FAS131, ¶ 10]

For many years, the Company has distinguished between the retail land sales made through its subsidiary, Saddlebag Lake Resorts, Inc. (“Saddlebag”), and the land sales in Lee and other counties, which are surplus to our agribusiness operations.

Several key distinctions exist between these operations. First, the Company employs a manager and sales associate to actively promote and manage its Saddlebag land holdings. Regular expenses are incurred by the subsidiary as it carries out its activities and planning. With respect to the Company’s excess lands, on the other hand, we do not have any employees or regular sales activities.

The next distinction relates to the operating results. Separate financial statements are prepared for Saddlebag and reviewed by Management. These statements are used to make decisions concerning resources allocated to the segment. Conversely, because there are no operations related to the excess lands, separate schedules are not prepared for these transactions. Moreover, it is important to note that the excess lands are sold “as is.” The Company does not entitle the property, install infrastructure, or otherwise prepare the property in anticipation of sale. Therefore, no resource allocation is necessary.

Because of the distinctions explained above, management does not believe that the sale of the Company’s excess properties constitutes a separate segment. In that regard, the Company does not treat these sales as a separate segment in its internal evaluations, nor does it prepare regular separate or detailed financial information concerning such.

By way of background information, please note that the Securities and Exchange Commission has raised this issue before – as recently as August 2004 — and after carefully reviewing the facts, concurred with our position. There have been no significant changes in our approach to selling excess agribusiness properties since then.

The majority of the revenue realized from excess land sales during the past few years has been related to a parcel of property in Lee County, Florida. The Lee County property is separate from our main land holdings and is located over 30 miles from the nearest operating unit. It was deemed to be surplus land over 10 years ago because of its location and lack of suitability for agriculture use. Fortunately, it is located in a high growth area, lying adjacent to the interstate highway. In 1992, the State of Florida chose a site on this property to build a new state university, Florida Gulf Coast University.

Since completion of the University, the surrounding property has become very attractive to commercial real estate developers and land speculators. However, when the property is finally sold, the Company will have completed its goal of divesting its holdings of surplus land in Lee County.

While this set of circumstances has played out over a 10-15 year period, Alico has been very diligent to chronicle the entire process. Alico has consistently maintained its position that the Company is not a real estate development company, but rather an agribusiness. The Saddlebag Lake Resorts project, while continuing to be a retail land sales subsidiary, is very insignificant to Alico’s overall operation. We have continued to provide information about Saddlebag’s operation and status, but because of the financial significance of the Lee County property sales, the focus has been on sales activity related to this property.

We also realize that in the future, the Company may become obligated to segregate and report such operations as a separate segment to the extent we employ a dedicated manager, develop and finalize strategic plans, or commence the entitlement and/or development process with respect to our excess property.

Note 1 – Summary of Significant Accounting Policies, page 44

(u) Major Customers, page 50

3.	SEC Comment: Please revise your disclosure to identify your major customers, or to make reference to other disclosure in your filing where such information resides; as required under Item 101(c)(1)(vii) of Regulation S-K.

Response:

Item 101(c)(1)(vii) of Regulation S-K states that “the name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. The names of other customers may be included, unless in the particular case the effect of including the names would be misleading. For purposes of this paragraph, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.”

In the footnote presentation of major customers, we presented the accounts receivable and sales information for two customers that account for a significant portion of annual sales. However, we did not specifically identify the customers. In reviewing the requirements, we propose to amend the filing as follows:

Sugarcane

The Company had 10,580 acres, 11,131 acres, and 11,840 acres of sugarcane in production during the 2005, 2004, and 2003 fiscal years, respectively. The 2005, 2004, and 2003 fiscal year crops yielded approximately 319,000, 346,000 and 413,000 gross tons, respectively. An additional 2,489 acres of planted cane was not yet mature for harvest during fiscal year 2005. Since the inception of its sugarcane program in 1988, the Company has sold 100% of its product through a pooling agreement with United States Sugar Corporation - a local Florida sugar mill. Under the terms of the pooling agreement, the Company’s sugarcane is processed and sold along with sugarcane from other growers. The proceeds, less costs and a profit margin, are distributed on a pro rata basis as the finished product is sold.

	Accounts receivable			Revenues
	2005	2004	2003	2005	2004	2003
Citrus fruit marketer - BHG, Inc.	5,811	5,437	6,470	19,810	18,385	17,656
Sugar cane processor - United States Sugar Corporation	2,466	2,887	2,404	9,321	11,648	12,938

Note 8 – Other Non-Current Liability, page 59

4.

SEC Comment: We note your disclosure explaining that you recorded a contingent liability of $17 million at August 31, 2005 and August 31, 2004 “…for income taxes in the event of an IRS challenge.” However, you then proceed to explain that you believe you can “successfully defend any such challenge,” and that it is only possible that a successful challenge may be made by the IRS. Your assessment of the likelihood of loss, as indicated in these statements, suggest that your loss contingency accrual is contrary to the requirements set forth in paragraph 8 of SFAS 5, stipulating that an accrual be made only when the loss is both probable and reasonably estimable. In addition to the guidance in SFAS 5, we suggest that you read the literature in FIN 14, pertaining to the estimation and recognition of loss when a range of reasonably possible loss has been established. Given your disclosures, it appears that you may need to restate your financial statements to adjust the accrual, or if the disclosures are imprecise, to revise your disclosures to accurately convey your view of the likelihood of loss, as reflected by the amount of your accrual.

Response:

The contingent liability referred to in Note 8, Other non-current liability, is a contingency probable of assertion stemming from the Company’s tax treatment of land sales within its Agri subsidiary.

Based on many factors, including the receipt of an Internal Revenue Service (IRS) ruling, the Company believes these sales have properly taken place within a tax-exempt entity. Accordingly, the Company has not included gains on the aforementioned land sales in its taxable income.

Subsequent to these land sales, the Company has been advised that based on the substance of the transactions it is probable that assertions as to the taxability of the land sales will occur. A revenue agent issued a report in May 2004 challenging Agri’s tax exempt status for the years under examination; however, the report did not quantify the adjustment or assessment proposed. Additionally, the Company has been advised that an unfavorable outcome related to the assertions is reasonably probable. However, the Company intends to vigorously defend such challenge.

The Company examined the facts surrounding the contingency in light of SFAS 5, specifically in relation to paragraph 38, where an example is provided concerning contingencies related to investigations by governmental agencies. Accordingly, because the probability of assertion is probable, and the likelihood of loss is reasonably probable, the Company has recorded a contingent liability for the amount of federal and state income taxes associated with certain land sales under SFAS 5.

In view of the circumstances of the transactions and the expected timing of the outcome, the Company feels that it has appropriately accounted for the transaction in its filings with the SEC. To more accurately convey our view of the likelihood of a loss, we propose amending the 10K to replace the language that we believe we can successfully defend any IRS challenge and that it is a possibility that we may be unsuccessful with the following statement:

Because Management believes it is probable that a challenge will be made and probable that it may be successful as to some of the possible assertions, Management has provided for the contingency.

Note 10 – Employee Benefit Plans, page 61

5.	SEC Comment: It appears that you may need to revise your document to include all of the disclosures required by FAS 132(R), and to provide the information described in paragraphs 9 through 10 in your interim reports on Form 10-Q.

Response:

In reviewing the Company’s employee benefit plans it was noted that the amount due to the Alico Profit Sharing Plan of $432 thousand represents approximately 2% of current liabilities and less than 1% of the total liabilities of the Company, and the benefit obligation related to the Company’s nonqualified defined benefit retirement plan of $4,376 thousand represents approximately 4% of the Company’s total liabilities at August 31, 2005. The expenses related to the plans referred to above total $897 thousand for the year ended August 31, 2005, which represents approximately 2% of the Company’s operating expenses for the year.

Based on the above analysis, management has determined that the Employee Benefit Plans referred to above are quantitatively and qualitatively immaterial to the financial condition and results of operations of the Company as of and for the year ended August 31, 2005. Accordingly, the Company agrees to amend the referenced filings to omit the Employee Benefit Plan footnote. Management will continue to evaluate the significance of the employee benefit plans, using quantitative and qualitative measures, to the Company’s financial condition and results of operations and will include complete disclosures at such time these amounts are deemed material.

Form 10-Q for the Quarterly Period Ended November 30, 2005

Control and Procedures

Evaluation of Disclosure Control and Procedures

6.

SEC Comment: Given your disclosure stating that your “… disclosure controls and procedures may not be effective…,” it appears that your certifying officers have not reached a conclusion about whether your disclosure controls and procedures are effective or not effective. Please revise your disclosure to clearly present the conclusions regarding effectiveness of your disclosure controls and procedures reached by your certifying officers.

Response:

Upon further review, the Company will revise the disclosure to read as follows:

Evaluation of disclosure controls and procedures

The material weakness identified by the Company was disclosed in its Annual Report on Form 10-K, which was filed with the SEC on November 23, 2005. Based on that and subsequent evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that, as of November 30, 2005 the Company’s disclosure controls and procedures are not effective, for the reasons described above (relating to the previously-identified material weakness in internal control over financial reporting).

Changes in internal control over financial reporting

The Company has substantially completed implementation of the changes it believes are required to remediate the previously reported material weaknesses in internal control over financial reporting related to maintaining an effective control environment by: (i) adding a certified public accountant, a qualified and experienced financial reporting manager, to the Company’s Accounting Department to ensure that the Company has sufficient depth, skills and experience within the department to prepare the Company’s financial statements and disclosures in accordance with generally accepted accounting principles in the United States of America; (ii) hiring an assistant controller to process transactions and allowing the controller more time to perform in depth reviews of financial accounting information; (iii) enhancing and strengthening its written accounting and reporting policies pertaining to the elimination of inter-company balances and training employees with respect to the new policies; and (iv) purchasing accounting software specifically designed to handle consolidating entries, schedules and issues. All these changes have taken place subsequent to the year ended August 31, 2005. Management will continue to evaluate the progress and abilities of accounting personnel in order to assess whether weakness has been effectively remediated. While the remediation measures are expected to improve the design and effectiveness of the Company’s internal control over financial reporting, certain of the corrective processes, procedures and controls have not been tested. In general, the controls have not yet operated effectively for a sufficient period of time to demonstrate operating effectiveness. Accordingly, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as of August 31, 2005 and November 30, 2005. Management is committed to correcting this material weakness

As a result of the material weakness and factors identified above, we have concluded that as of August 31, 2005, and November 30, 2005, the Company did not maintain effective internal control over financial reporting.

I will call you during the week of Thursday, April 23, 2006 after you have had time to review our responses to discuss this further.

We look forward to resolving this matter to everyone’s satisfaction as soon as possible.

Respectfully submitted,

/s/ Patrick W. Murphy
Patrick W. Murphy
Chief Financial Officer Alico, Inc.